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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of March 2005
                        News Release dated March 16, 2005

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)


        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
        -----------------------------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:              Form 20-F         40-F     X
                                                           ------       --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
          Yes:                   No:    X
              ------                 -------


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:  /s/ Anthony F. Holler
                                         ---------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: April 14, 2005


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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE


               ID BIOMEDICAL REPORTS FISCAL 2004 YEAR END RESULTS

              COMPANY ACHIEVES RECORD REVENUES OF CDN$53.7 MILLION


VANCOUVER, BC - MARCH 16, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today financial results for the year ended December 31, 2004, which included record revenues of CDN$53.7 million.

Commenting on 2004, Todd Patrick, President of ID Biomedical said, "The 2004 fiscal year was monumental in terms of our growth and achievements. We successfully closed the acquisition of the Shire Pharmaceutical Group's vaccine business for US$120 million in total consideration while maintaining a strong balance sheet, ending the year with over CDN$100 million in cash and CDN$370 million in assets. With the recent completion of the sale and leaseback transactions of two of the Company's facilities, we project to end the 1st quarter of 2005 with approximately CDN$150 million in cash and cash equivalents."

"In 2004, through the acquisition of these new vaccine assets, ID Biomedical was transformed from a research and development company to a fully integrated vaccine business with the infrastructure required to develop and manufacture our own products. The acquisition resulted in our first significant revenues. Today, the Company has strategic and operating assets with significant value and tremendous opportunity. We believe ID Biomedical is ideally positioned to become one of the world's key influenza vaccine players," continued Mr. Patrick.

The Company's year-end financial report will be available on our web site and at www.sedar.com.
-------------

Highlights of the Company's progress during 2004 and a general company update will be discussed on a conference call/web cast to be held Wednesday March 16 at 5:00pm EST. The presentation can be accessed by dialing 604-677-8677 or at the Company's website at www.idbiomedical.com. A recording of the call will be available until March 30th by dialing 416-640-1917 and entering the code 21117167#.

                                                                              2.

CONDENSED FINANCIAL RESULTS
ALL AMOUNTS HEREIN ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

ID Biomedical recorded a net loss of $39.7 million ($0.94 per share) for the year ended December 31, 2004 compared to a net loss of $31.8 million ($0.89 per share) for the year ended December 31, 2003. The results from operations include the activities of the acquired vaccine business from Shire for the period of September 10, 2004 through December 31, 2004.

For the year ended December 31, 2004, the Company's revenue totaled $53.7 million compared to $6.8 million for the year ended December 31, 2003. Included in revenue are product sales from our two marketed products FLUVIRAL(R) and NEISVAC-C. Also included in revenue is research and development contract revenue, deferred licensing revenue and other revenue.

Product sales revenue in the amount of $36.1 million was recorded for the year ended December 31, 2004 compared to $0 for the year ended December 31, 2003. This revenue primarily relates to the sales of the Company's two marketed vaccines to the Canadian government. Product sales increased as a result of the Shire acquisition.

Research and development contract revenue in the amount of $13.4 million was recorded for the year ended December 31, 2004 compared to $4.1 million for the year ended December 31, 2003. Research and development contract revenue includes revenue recognized as a result of the Shire Funding Facility to support the development of the non-flu vaccine candidates acquired from Shire. Revenue recognized from the Shire Funding Facility totaled $6.8 million for the year ended December 31, 2004. The Company determined that these amounts are appropriate to recognize as revenue since the amount and date of repayment of these advances are not known and there is no requirement to repay any advances if the early stage, non-flu vaccine candidates acquired from Shire are not successful. Other research and development contract revenue totaling $6.6 million in 2004 and $4.1 million in 2003 is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a injectable subunit plague vaccine.

Previously deferred licensing revenue in the amount of $2.7 million was recognized for the year ended December 31, 2004, compared to $2.7 million for the year ending December 31, 2003. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.



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                                                                              3.

Other revenue, consisting primarily of the pandemic readiness fees under an agreement with the Government of Canada and other fees to store and distribute vaccines under an agreement with the Quebec Ministry of Health, totaled $1.5 million for the year ended December 31, 2004 compared to $0 for the year ended December 31, 2003. Other revenue increased as a result of the Shire Acquisition.

Cost of product sales includes the expenses related to the production and distribution of FLUVIRAL(R), the distribution of NEISVAC-C, and other product related costs. Cost of product sales was $21.4 million for the year ended December 31, 2004. Prior to the acquisition of Shire, the Company did not have products sales.

Research and development expenses increased $17.0 million or 54%, to $48.5 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase in research and development expenses in 2004, compared to the same period in 2003 is a result of the Shire acquisition, the cost of advancing our lead products in clinical development, and the funding of our research and early stage development programs. Included in research and development expenses is stock-based compensation expense totaling $1.9 million and $1.2 million for the year ended December 31, 2004 and 2003 respectively.

Research and development tax credits and grants include amounts received or receivable from Technology Partnerships Canada, National Institutes of Health ("NIH") and provincial government investment tax credits. Research and development tax credits and grants was $2.8 million for the year ended December 31, 2004 compared to $2.3 million for the year ended December 31, 2003. There were $0.9 million in TPC grants recognized for the year ended December 31, 2004 compared to $1.8 million for the year ended December 31, 2003. NIH grants totaled $0.8 million for the year ended December 31, 2004. There were no NIH grants during 2003. Provincial government investment tax credits totaled $1.2 million for the year ended December 31, 2004 as compared to $0.6 million for the year ending December 31, 2003.

Selling, general and administrative expenses increased $8.8 million, or 125% to $15.8 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. This increase is primarily the result of the selling and administrative organizations acquired in the Shire acquisition. Included in the selling, general and administrative expenses is stock-based compensation expense totaling $2.6 million and $0.5 million for the years ended December 31, 2004 and 2003 respectively.

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                                                                              4.

Depreciation and amortization expense relates to facilities and equipment and medical technology and other assets. Depreciation and amortization expense increased $4.7 million, or 113% to $8.8 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. These increases are directly related to the value of the assets acquired in the Shire acquisition.

Investment and other income is comprised of interest income and foreign exchange gains and losses. Investment and other income decreased $1.8 million resulting in an expense of $0.3 million for the year ended December 31, 2004 compared to income of $1.5 million for the year ended December 31, 2003.
The Company recorded a foreign exchange loss of $3.0 million for the year ended December 31, 2004 as compared to a $0.1 million loss for the year ended December 31, 2003. This foreign exchange loss is directly related to the Company's investment in US dollars prior to completion of the Shire acquisition to satisfy the US$60 million obligation (US$30 million paid at closing on September 9, 2004 and US$30 million held in escrow and payable on the first anniversary of closing) of the acquisition.

Interest income increased $1.0 million to $2.6 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. These increases in interest income are a result of increased levels of cash and short term investments resulting from the Company's 2003 financing activities.

Interest expense increased $1.1 million to $1.2 million for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase in interest expense is a direct result of the flu advances, received under the Shire Funding Facility.


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                                                                              5.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Years ended December 31, 2004, 2003 and 2002 (expressed in Canadian dollars)
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                 2004              2003              2002
                                                           ---------------   --------------   ---------------
                                                                                Restated*         Restated*
REVENUE:
   Product sales                                           $   36,073,378    $          -     $            -
   Research and development contracts                           2,749,682        2,697,210        10,884,527
   Licensing                                                   13,375,895        4,141,450                 -
   Other                                                        1,462,584
                                                           ---------------   --------------   ---------------
                                                               53,661,539        6,838,660        10,884,527
EXPENSES AND OTHER:
   Cost of product sales                                       21,436,661                -                 -
   Research and development                                    48,543,002       31,568,420        15,214,726
   Research and development tax credits and grants             (2,841,078)      (2,315,539)       (2,814,555)
   Selling, general and administrative                         15,808,950        7,019,722         5,236,108
   Depreciation and amortization                                8,806,710        4,139,061         3,884,912
                                                           ---------------   --------------   ---------------
                                                               91,754,245       40,411,664        21,521,191
                                                           ---------------   --------------   ---------------
                                                              (38,092,706)     (33,573,004)      (10,636,664)
OTHER INCOME (EXPENSES):
   Investment and other income                                   (323,675)       1,489,572           551,663
   Interest expense                                            (1,159,883)         (36,750)         (155,784)
   Gain on sale of short-term investment                                -        1,684,979                 -
   Loss on disposal of medical technology and other assets        (26,744)      (1,317,503)
   Loss on write-down of short-term investment                                                    (3,754,808)
                                                           ---------------   --------------   ---------------
                                                               (1,510,302)       1,820,298        (3,358,929)
                                                           ---------------   --------------   ---------------
Loss before income taxes                                      (39,603,008)     (31,752,706)      (13,995,593)
Income taxes                                                      103,531           20,330           793,844
                                                           ---------------   --------------   ---------------
Loss for the year                                             (39,706,539)     (31,773,036)      (14,789,437)
                                                           ---------------   --------------   ---------------
Basic and diluted loss per common share                    $        (0.94)   $       (0.89)   $        (0.47)
                                                           ---------------   --------------   ---------------
                                                           ---------------   --------------   ---------------
Weighted average number of common shares outstanding           42,136,010       35,740,070        31,398,139
                                                           ---------------   --------------   ---------------
                                                           ---------------   --------------   ---------------

* Restated to reflect stock based compensation and patent expense

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003 (expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------
                                                            December 31, 2004       December 31, 2003
                                                           -------------------     -------------------
                                                                                        Restated*
ASSETS
Cash and cash equivalents                                  $   105,068,973         $   156,217,160
Other current assets                                            44,611,681               3,858,846
                                                           -------------------     -----------------
                                                               149,680,654             160,076,006
Long-term receivable                                               468,278                       -
Facilities and equipment                                       186,110,643               8,050,339
Investment                                                         413,644                 413,644
Medical technology and other assets                             33,358,944              24,768,114
Goodwill                                                           771,314                 771,314
                                                           -------------------     -----------------
                                                           $   370,803,477         $   194,079,417
                                                           -------------------     -----------------
                                                           -------------------     -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:                                            95,978,227              11,063,804
Deferred licensing revenue                                      11,101,339               3,460,206
Long-term debt                                                  37,043,350                       -
Obligations under capital leases                                    18,444                  52,209
Shareholders' equity                                           226,662,117             179,503,198
                                                           -------------------     -----------------
                                                           $   370,803,477         $   194,079,417
                                                           -------------------     -----------------
                                                           -------------------     -----------------

* Restated to reflect stock based compensation and patent expense

                                                                              6.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002 (expressed in Canadian dollars)

-------------------------------------------------------------------------------------------------------------
                                                                 2004              2003              2002
                                                           ---------------   --------------   ---------------
                                                                                Restated*        Restated*
Cash provided by (used in) operations:
   Loss for the period                                     $  (39,706,539)  $  (31,773,036)   $  (14,789,437)
   Items not affecting cash:                                   10,297,205        5,447,989         7,814,042
   Net changes in non-cash working capital balances            25,806,742        3,144,442          (632,678)
                                                           ---------------   --------------   ---------------
Cash used in operating activities                              (3,602,592)     (23,180,605)       (7,608,073)
Cash used in investing activities                             (81,262,717)       8,118,417          (900,199)
Cash provided by financing activities                          40,846,633      158,638,415         3,583,753
                                                           ---------------   --------------   ---------------

Increase (decrease) in cash and cash equivalents              (44,018,676)     143,576,227        (4,924,519)
Cash and cash equivalents, beginning of period                149,087,649        5,511,422        10,435,941
                                                           ---------------   --------------   ---------------
Cash and cash equivalents, end of period                   $  105,068,973    $ 149,087,649    $    5,511,422
                                                           ---------------   --------------   ---------------
                                                           ---------------   --------------   ---------------

* Restated to reflect stock based compensation and patent expense


ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza vaccine market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.
--------------------

*NeisVac-C is a trademark of Baxter International Inc. and is used under license.


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                                                                              7.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

                                     - 30 -

For further information, please contact:

Investor Relations/Media

Dean Linden                                          Michele Roy
(604) 431-9314                                       (450) 978-6313
dlinden@idbiomedical.com                             mroy@idbiomedical.com
------------------------